EXHIBIT 99.1
                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, December 7, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                        Ref.:  Program for the issuance and
                                        re-issuance of Ordinary Negotiable
                                        Obligations for up to US$ 2,000,000,000
                                        - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and to cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:

     * Negotiable Obligations due in 2010: for a nominal value of US$ 500,000 (five hundred thousand US Dollars).

     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a nominal value of US$ 280,223,867 (two hundred eighty million two hundred and twenty three thousand eight hundred and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 500,000 of Negotiable Obligations due in 2010.

                    Yours faithfully,

                                Patricia M. Lastiry
                                 Attorney in fact